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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                 Amendment No. 3
                                       to
                                SCHEDULE 14D-1/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                       and

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             ----------------------

                              CN Biosciences, Inc.
                            (Name of Subject Company)

                              EM Acquisition Corp.
                           EM Industries, Incorporated
                         Merck KGaA, Darmstadt, Germany
                                    (Bidders)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   125946 10 3
                      (CUSIP Number of Class of Securities)

                             Stephen J. Kunst, Esq.
                    Group Vice President and General Counsel
                           EM Industries, Incorporated
                                 7 Skyline Drive
                               Hawthorne, NY 10532
                            Telephone: (914) 592-4660
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                             ----------------------
                                    Copy to:
                                Coudert Brothers
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 626-4400
                        Attention: Thomas J. Drago, Esq.
                        --------------------------------

                                December 9, 1998
         (Date of Event Which Requires Filing Statement on Schedule 13D)

                                Page 1 of 4 pages

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         This Amendment No. 3 (this "Amendment") amends and supplements the combined Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and Statement on Schedule 13D (the "Schedule 13D"), which was originally filed with the Securities and Exchange Commission (the "Commission") on November 25, 1998, by Merck KGaA, Darmstadt, Germany, a corporation organized under the laws of Germany ("Merck KGaA"), EM Industries, Incorporated, a New York corporation and an indirect subsidiary of Merck KGaA ("Parent"), and EM Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), as amended and supplemented by Amendment No. 1 thereto which was filed with the Commission on December 2, 1998 and Amendment No. 2 thereto which was filed with the Commission on December 7, 1998, relating to Purchaser's tender offer for all outstanding shares of Common Stock, par value $.01 per share, of CN Biosciences, Inc., a Delaware corporation, at $25.00 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 1998, a copy of which has been filed as Exhibit (a)(1) to the Schedule 14D-1, and in the related Letter of Transmittal, a copy of which has been filed as Exhibit (a)(2) to the Schedule 14D-1.

         All capitalized terms used in this Amendment shall have the meanings attributed to them in the Schedule 14D-1. The item numbers and responses thereto are in accordance with the requirements of Schedule 14D-1.

Item 9.  Financial Statements of Certain Bidders.

         Item 9 is hereby amended and supplemented by amending Section 8 ("Certain Information Concerning Purchaser, Parent, Merck KGaA and Certain Related Parties") of the Offer to Purchase by adding the following information immediately after the table entitled "Merck KGaA, Darmstadt, Germany Selected Consolidated Financial Data":

                  "As noted above, the Merck KGaA Selected Consolidated Financial Data set forth above was prepared in accordance with IAS. Merck KGaA does not, nor is it otherwise required to, audit and prepare its financial statements in accordance with US GAAP. The Merck KGaA Selected Consolidated Financial Data includes, among others, 152 fully consolidated subsidiaries operating in 46 different countries and involves the translation of approximately 42 different currencies into DM. In addition, certain subsidiaries operating in hyper- inflationary and other special economies utilize inflation adjusted and other accounting methods consistent with uniform accounting standards employed in such economies. As a result, financial statements for Merck KGaA audited and prepared in accordance with US GAAP are neither currently available nor, in the judgment of management of Merck KGaA, obtainable without unreasonable cost or expense.

                  "The following represents, in the opinion of management of Merck KGaA, the significant differences between US GAAP and IAS that could affect the Selected Consolidated Financial Data of Merck KGaA set forth above. For the reasons set forth above, it is not, in the opinion of management of Merck KGaA, practicable to quantify the impact on such Selected Consolidated Financial Data had the financial statements from which such Selected Consolidated Financial Data was obtained been audited and prepared in accordance with US GAAP.

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         However, in the opinion of management of Merck KGaA, the application of
         US GAAP to such financial statements would not have resulted in a material impact on the financial condition or results of operations of Merck KGaA as reflected in the Selected Consolidated Financial Data set forth above for the periods indicated.

         1. Dividends declared are recognized in the financial statements at the declaration date under US GAAP while IAS recognizes dividends proposed after the end of the accounting period but before financial statements are issued as dividends in the prior period.

         2. US GAAP requires recognition of a deferred tax asset if it is more likely than not that the tax benefit will be realized. IAS permits tax asset recognition only when the benefit is probable.

         3. US GAAP addresses balance sheet and income statement recognition of hedging activities. IAS does not have specific requirements but allows significant discretion in accounting for these activities.

         4. US GAAP provides for purchase and pooling (uniting of interests) methods of accounting under different circumstances than permitted by IAS. In addition IAS has previously permitted goodwill recognized in purchases to be "written off" at the acquisition date while US GAAP requires amortization of goodwill over its estimated benefit period or useful life.

         5. US GAAP requires reserves to be established and used for specific purposes and based on specific criteria. There is more flexibility in accounting for reserves under IAS."

Item 10.          Additional Items to be Furnished.

         Item 10(f) is hereby amended and supplemented as follows;

         (a) by revising the third sentence of the first paragraph of Section 2 ("Acceptance for Payment and Payment for Shares") of the Offer to Purchase to read in its entirety as follows:

                  "Any determination concerning the satisfaction of the terms and conditions of the Offer will be within the reasonable discretion of the Purchaser, and such determination will be final and binding on all tendering stockholders.";

         (b) by revising clause (ii) of the first paragraph of Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase to read in its entirety as follows:

         "(ii) if at any time after the date of the Merger Agreement and before the Expiration Date, any of the following events shall occur and be continuing:".

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 1998

                                  EM ACQUISITION CORP.

                                  By:        /s/ Dieter Janssen
                                           ----------------------------
                                           Name:  Dieter Janssen
                                           Title:  President & CEO

                                  EM INDUSTRIES, INCORPORATED

                                  By:         /s/ Richard K. Hackett
                                           ----------------------------
                                           Name:  Richard K. Hackett
                                           Title:  Vice President, Finance

                                  MERCK KGaA, DARMSTADT, GERMANY

                                  By:         /s/ Klaus-Peter Brandis
                                           ----------------------------
                                           Name:  Klaus-Peter Brandis
                                           Title:  Head of Legal Department